Exhibit (a)(5)(M)

Lonza Group AG
- Half-Year Results –
Newswires Conference Call

July 27th, 2011 - 7:30 a.m. C.E.T.

2009 Chorus Call SA. All Rights Reserved

Lonza Group AG
July 27th, 2011 - 7:30 a.m. C.E.T.

SPEAKERS / MODERATORS

Mr. Stefan Borgas
Chief Executive Officer

Mr. Toralf Haag
Chief Financial Officer

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Lonza Group AG
July 27th, 2011 - 7:30 a.m. C.E.T.

QUESTIONERS

Mr. Goran Mijuk
Dow Jones

Ms. Katie Reid
Reuters

Mr. Ueli Hoch
AWP

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Lonza Group AG July 27th, 2011 - 7:30 a.m. C.E.T.

PRESENTATION

Operator

Good morning, I’m Dino the Chorus Call operator for this Conference. Welcome to the Lonza Half-Year Results Newswires Conference. Please note that for the duration of the presentation all participants will be listen-only mode and the Conference is being recorded. After the presentation, there will be an opportunity to ask questions, by pressing * and 1 at anytime during the Conference. Should anyone need assistance during the Conference Call, they may signal an operator by pressing * and 0 on their telephone.

At this time, I would like to turn the Conference over to Mr. Stefan Borgas, CEO. Please go ahead Sir.

Stefan Borgas

Thank you, Dino. Good morning Ladies and Gentlemen for this early morning update, like usual, focusing on the key messages on what happened in Lonza in first half of 2011. Little bit unusual, we are not only gonna talk about our business results today, but we also want to give an update on our strategy review, which has brought some encouraging findings and we will also give a short update on the just only recently announced acquisition of the Arch Microbial Control Business.

Let me start first with the results for our first half of 2011. Overall, I must say I’m pleased to report that we have a set of results that demonstrates the resilience -- of our business, and that also show that the underlying business that we run is growing solidly. What does that mean in numbers?

First message, the revenues and the profits increased by close to 5% in constant currencies. The underlying driver of this is a strong utilization in our biopharma custom Manufacturing Business.

In addition to the numbers, one thing we are very positive about is that our order pipeline especially in the volatile custom manufacturing business has been very strong and this has been developing very strong in this first half.

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Lonza Group AG July 27th, 2011 - 7:30 a.m. C.E.T.

We have very good order book visibility until way into 2012 now. The second driver of this underlying business growth is the strong demand for all of our markets.

Second message, the margins in our businesses are pretty resilient, 22 - over 22% EBITDA margins and over 23% EBITDA margins if we look at constant currencies. Third key message, we are experiencing an extremely strong headwind from the strong Swiss Franc. As you know, we are reporting in Swiss Franc, so we have a significant translation effect, and we have a certain transactional effect as well, both together make up way on our EBIT at 44 million Swiss Francs for the first Half-Year.

The translation effects do no worry us so much, because cost and sales are reasonably well balanced, this is one of the reasons why our margins are pretty resilient, but we have one hotspot, this is our large site- our larger operation in Switzerland, in Visp but also in Basel, here we have started to take first management counter measures.

Fourth message for the first Half-Year results, cash flow is continuing to be very strong. We’ve paid a higher dividend this year, than in the years before. And despite that, we have cash flow before changing that was a couple of over 200 million Swiss Francs. So, we are very happy with that development as well, so four key messages for the -- business performance in the Hal-Year, good solid growth of the business and profits and in sales in constant currencies, solid margins, strong headwind due to the strong Swiss Franc, and very good delivery of cash flow.

Second point I wanna talk about this morning is the strategy update. Lonza has gone through an extensive strategy update of all of its businesses and of the Group. We have done that or this was initiated because we have experienced about 18 months ago pretty strong impact of the volatility of the custom manufacturing business. We have also seen that there are growth markets in the world that we are not fully capturing, and also our position in the value chain in our market is relatively limited to just the active substances. Those were the reasons why we did undertake the strategy review and here are the main findings.

The first finding is; Lonza will remain firmly focused on life sciences. Life sciences are complex, products and services that are heavily regulated and that end up in the body. Those are pharmaceuticals, anti-microbials, nutrition, agriculture and personal care, that’s the focus of Lonza since 2004 and this will continue into the next five years.

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Lonza Group AG July 27th, 2011 - 7:30 a.m. C.E.T.

Second finding of the strategy; we will balance our portfolio more in the future. And that has different dimensions. Pharma, we have been growing our pharma market activities very strongly in the last five years. We have a focus on growing the other life science markets strongly as well in the next years without neglecting what we are doing in pharmaceuticals because we are very well underway here. Especially, nutrition and Microbial Control will become a stronger focus in the next five years.

Second dimension of the portfolio balance is the business model; we have very strongly built our custom manufacturing business where we depend very much on our customers products. It is a good business that we will continue to grow with strong CapEx, with new plants in the next years, and new technologies, but we will very much more focus on building our catalog business products that we control ourselves.

Third part of the portfolio balance is the regional diversification. Lonza has traditionally been very active in North America, Europe and Japan, because those are the markets in which the regulations support the products and services that we offer. We will now move in a much more focused way into the BRICs markets because regulations are coming into place here.

And third- fourth component of our portfolio balance is the currencies, you know, with what we have experienced this year, but also with the course of the last decade, we are striving for a natural hedge cost and sales balanced in the same currencies in the future as much as we can.

Third finding of our strategy review, although we will stay focused on life sciences, we will move closer to the end customer, to the consumer and the patient in order to capture more value chain than just the active substance. During the course of the day, when we have more detailed communications, we will give many examples of this.

One of the results of this strategic adaptation if I might call it that way is that Lonza will enter into many more partnerships than it did before, especially focused around entering a larger part of the value chain, and in research and technology. We will also generate a higher return on net operating assets, that’s our main financial driver, and we will continue to deliver very strong cash generation, and not go into a cash negative phase anymore like we did- like we did quite on purpose in the last years.

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Lonza Group AG July 27th, 2011 - 7:30 a.m. C.E.T.

So much to the strategy update, Lonza will stay firmly focused on life sciences. We will balance our portfolio from different dimensions and we will move closer to the end consumer and the patient.

Third topic this morning, a quick summary of our just recently announced acquisition of- proposed acquisition of the Arch Antimicrobial Business. This deal will create a second business- significant business in Lonza, in which Lonza will have a clear global leadership position after the CMO Business which we have built ourselves, that’s the first driver.

Second, this acquisition fits perfectly into our strategic objectives it fits even more perfectly into the strategy objectives that we have redefined over the course of the last 12 months to the process. This deal balances our portfolio with respect to currencies, regions, business models and end markets. It brings us closer to the consumer because Arch has a much deeper value chain integration in some of their markets. It expands us faster into the BRICs markets by giving us positions in Brazil and South Africa which we didn’t have before and it creates higher return on its operating assets for the Group and creates value for our shareholders right from the first day on.

Third driver- third update on Arch, the transaction is well on track. We have received overall very, very constructive feedbacks- encouraging feedback from all stakeholders. Lonza shareholders have been very interested in this transaction, and with a very positive- has been supporting us to move forward here. We’ve had many discussions over the course of the last few weeks.

Arch shareholders are very relaxed about it and feel satisfied about the deal. Most important, we have received enormous amount of positive feedback from our customers. We don’t know how this looks on the Arch side, because we have no view there. But Lonza customers in Microbial Control are extremely happy about this because we will create a player which will provide innovative solutions to this market, which is the market- is desperately needing.

The tender offer has been launched. Regulatory submissions are under way in the relevant countries, three countries we need to go through. The financing is secured and committed. We are fully on track to complete this transaction before the end of the year.

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Lonza Group AG July 27th, 2011 - 7:30 a.m. C.E.T.

With this, I’m at the end of this morning’s summary of all the things that’s to be reported from Lonza. You can see, we’ve been quite busy in a pretty constructive way. I’m very satisfied about that task, especially about the strength of the business in the second quarter.

With this, I’m happy to open it up for your questions.

QUESTION & ANSWER

Operator

We will now begin the Question and Answer Session. Anyone who wishes to ask a question may press * and 1 on their touchtone telephone. You will hear a tone to confirm that you have entered the queue. If you wish to remove yourself from the question queue, you may then press * and 2. Anyone who has a question may press * and 1 at this time.

The first question is from Mr. Goran Mijuk of Dow Jones. Please go ahead, Sir.

Goran Mijuk

Good morning. I’ve got two questions. First of all, on your Five Year Plan, do you have like any financial kind of targets, sales targets on this?

And the other on your currencies, you said you want to improve your natural hedge as part of your Five Year Plan. Do you, for 2011 at least, envisage to use some kind of financial hedging to kind of limit the effect of the very- of the strong Franc?

Stefan Borgas

Okay, I’ll pass over the second question to our CFO, Toralf Haag, who is sitting right here with me. But let me answer on the first question. Of course, we have financial targets. We have refrained from putting too many of them into the materials because the Arch integration will change some of them. And we need to get a few months of that business into Lonza until we can work this into the financial plan. So, we don’t wanna hide this very much, but it doesn’t make a lot of sense to publish five year numbers now and change in six months from now.

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Lonza Group AG July 27th, 2011 - 7:30 a.m. C.E.T.

Goran Mijuk

Okay.

Stefan Borgas

So, you will see in the -- presentation, one of the major areas we are striving for is a return on net operating assets. We want to achieve 15% as quickly as we can. This- the -- Arch integration will move us about 150 basis points closer to this immediately. Other targets we will update probably in January.

Goran Mijuk

That’s return on net…

Stefan Borgas

Operating assets.

Goran Mijuk

Net operating assets, okay. What is the figure right now?

Stefan Borgas

In 2010 it was 10.8%.

Goran Mijuk

10.8%.

Stefan Borgas

And the first half numbers are a little bit lower, but this is skewed because of the shift- because of the 40:60 split of their profits in- that we have in 2011.

Goran Mijuk

Okay.

Stefan Borgas

On the currency hedging for 2011, Toralf, please?

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Lonza Group AG July 27th, 2011 - 7:30 a.m. C.E.T.

Toralf Haag

Well, we have used various hedging instruments, of course, the most effective one is the natural hedging, which we constantly strived to improve and which we will further approve if we complete the Arch acquisition. The second one is contract hedging, so every contract we close, especially on the larger contracts we immediately hedge in order to eliminate the downside risk. And then we do some forward hedging in the amount of 15 to 25% of the planned exposure which we did for 2011, and which we also plan to do for 2012.

Goran Mijuk

Okay. And forward hedging, like how -- does that work, can you- in simple terms?

Toralf Haag

It works, as we look at our planned exposure and a certain portion of our planned exposure in US Dollars and Euros, we fix a certain rate and then we use a combination of straightforward hedges and options.

Goran Mijuk

Okay. Is there any- like in your plant in Switzerland, I mean you’ve -- kind of reduced the working hours there to 40- I think 43 now.

Stefan Borgas

Increased them.

Goran Mijuk

Sorry, increased them to 43, I’m sorry. And any -- plans for job cuts, can you just update me on like how many people are working at this- in Switzerland and the plant in Visp at the moment?

Toralf Haag

Well, this is not just the plant in Visp, it’s all of our operation in Switzerland, we have got 3’000 people in Switzerland in Visp and Basel, and the real -- measures that we can take are twofold and a quite a detailed project under way to achieve this. One direction is productivity improvements. This is costs but also outputs. And the second big measurement block is portfolio. Through higher value added hi-technology oriented products that we have to decide in order to restore the profitability of the operations in Switzerland.

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Lonza Group AG July 27th, 2011 - 7:30 a.m. C.E.T.

The issue is that this takes longer than nine months. And we’ve experienced about a 25% increase of the Swiss Franc in the last nine months. And cannot put these measures in place fast enough in order to counteract this immediately. That was one of the reasons why, also our social partners agreed very quickly into this, let me say immediate measure of working hour increase, because this gives us short term relief, and once these other measures start to grip, we can bring the working hours back to the normal level of 40.5 hours.

Job cuts are really not a focus and we don’t expect to (see) very- many of them other than what comes out of efficiency improvements and this is more of a gradual affair of course, so there is not a big job cut program because the situation is very different, to come back to the situation we had two years ago, three years ago or 1.5 year’s ago when the world moved into recession and the overall demand for products went down. All of our production plants were not fully utilized.

At that moment in time, we went through a cost cutting project, which delivered quite well for Lonza. And we eliminated jobs because we adapted our fixed costs to the lower capacity utilization. This is not only different, the demand for our products is very strong, our plants are very highly utilized, it is a Swiss Franc issue. So, our job cuts don’t really actually help at all in this situation and that’s why the measures are different.

Goran Mijuk

One question, probably one other on the capacity utilization, like where is it now, like in the range of 60%, 70%?

Stefan Borgas

It depends on the business of course, in- on the Swiss platform the capacity utilization is 90% in most of the plants. So, you know, we can basically talk about fully utilized. In the contract manufacturing business, where the capacity utilization is extreme-is extremely important, in the Bio-Pharma Business our utilization is close to 85% and in the chemical area, close to 80% in the first half.

Goran Mijuk

Perfect. Thanks very much.

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Lonza Group AG July 27th, 2011 - 7:30 a.m. C.E.T.

Stefan Borgas

You’re welcome. Next question?

Operator

Next question is from Ms. Katie Reid of Reuters. Please go ahead.

Katie Reid

Good morning. I see - I think Goran asked most of my questions, but I just wanted to ask you, you said in the past that the -- strong Swiss Franc could probably have an impact of around 60 to 70 million Swiss Francs in your EBIT level. How do you see that now going forward for the second half of -- 2011?

Toralf Haag

Well, of course, this is a question we would like to be - answer - able to answer solidly as well. We have started to complete the - abstain ourselves from making any forecast of where currencies go, you know, very much will depend on August 2nd, on what happens in the US, but under the assumptions that currencies stay at the -- exchange rate in which they are now, the effect will be a little bit higher than - might be a little bit higher than 70 million, simply because of the heavy effect in the first half.

The -- total effect in the second half will be lower than in the first half, because of course, of the comparison basis. But overall, the effect might actually even be at - a little bit higher than 70 million, because currencies have again get - come down dramatically, a good step in the second quarter, and this 60 to 70 is - was the update from the first quarter. But, you know, if suddenly there is a fantastic recovery in the US and the Dollar strengthens and then it will be less. Who knows what happens?

Katie Reid

Okay, thank you very much. And the other question we had, was actually regarding Arch Chemicals, and there is -- obviously - is been mired a little bit by the fact that there is an SEC investigation into insider trading. Do you have any updates on that?

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Lonza Group AG July 27th, 2011 - 7:30 a.m. C.E.T.

Stefan Borgas

Well, you know, we have the same information then you do, there is a investigation into a - yeah, a particular group of funds that appear to all points to one person actually. We have been asked by the SEC to provide information, we are very openly and rather eagerly providing any kind of information and transparency that we can in order to support this investigations. It is very much in our interest that, you know, because we are -- citizens of this economy for these things to stop and for those people who do this to be found. But we don’t have any details on this, either it’s not an investigation where Lonza is actually a subject, we just provide information.

Katie Reid

Okay. So, you are -- working with authorities on this one?

Stefan Borgas

Absolutely, of course, very openly, and - extremely constructively.

Katie Reid

Okay. Okay, I think that was all. Did you see - are - sorry if I missed this. Are Arch Chemicals buy (do) that affect your dividend policy for next - for this year?

Stefan Borgas

No, that will not affect the dividend policy and it will also not affect the payout ratio, and not the payout amount.

Katie Reid

Okay, that’s fine. Okay, thank you very much.

Stefan Borgas

You’re welcome. Next question.

Operator

Once again as a reminder please press * and 1 for your questions. Next question is from Ueli Hoch of AWP. Please go ahead Sir.

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Lonza Group AG July 27th, 2011 - 7:30 a.m. C.E.T.

Ueli Hoch

Good morning.

Stefan Borgas

Good morning, Ueli.

Ueli Hoch

Just one question on raw material prices. How did customers react on -- your price increases which you announced a couple of months ago?

Toralf Haag

Overall, so -- we are in the phase now, raw materials start - stopped to increase significantly if at least, you know, over - the portfolio of the raw materials we buy at the beginning of April. So, since then raw materials are pretty stable. That also - we can see that in our results because our margins are step by step coming back to the desired levels, as we, you know, as the time lag that we always experience - runs out. But we only have really one and half months of price increases in the books now.

So, we are still in that catch up mode. In almost all of the businesses, this is working quite well. We have two exceptions in -- our Nutrition Business, our Niacin products, there is a special - there is a specific competitive dynamic, with the new plants and a competitor’s operation coming on stream, where price increases is difficult - is more difficult. So here we expect the margins freeze to continue throughout this year, possibly also next year. But this is nothing unexpected, this is also something we’ve talked about before, and if this is something we have experienced many times before over the last decades or was the case when the new plant comes on stream. So here margins will not recover.

And the second specific issue is in those products who heavily depend on citric acid and are manufactured in Europe, because a citric acid as a commodity product, is - has - is much higher priced in Europe than in the other regions. And here we have an issue as well, because competitors are - come from global places and price increases are not so easy either. But that only affects relatively small portion of our portfolio, in the rest of the area price increases are moving forward as we expect.

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Lonza Group AG July 27th, 2011 - 7:30 a.m. C.E.T.

Ueli Hoch

And one other question to the 2012 outlook. You were not very specific on it, was - that changed anyhow or…?

Toralf Haag

Oh, I think we were very specific on it. We said in constant currencies we will grow.

Ueli Hoch

Okay, just…

Toralf Haag

…that’s exactly the same outlook..(multiple speakers)

Ueli Hoch

Okay.

Toralf Haag

…and we are still quite and confident about that.

Ueli Hoch

Yeah. And the update on -- the other targets you will be in -- January you said?

Stefan Borgas

Well, the -- finance - some of the financial targets for the strategy, we are reviewing with - once we have the Arch Business integrated, and that’s why we said, there is not need to put into the numbers into the papers now.

Ueli Hoch

So this incremental EBIT -- increase is -- not valid at the moment…

Stefan Borgas

What (incremental) EBIT (not audible)

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Lonza Group AG July 27th, 2011 - 7:30 a.m. C.E.T.

Ueli Hoch

(Not audible) so this -- 62 to 40 million EBIT growth until 2013?

Stefan Borgas

Yeah, of course, this is part of our core businesses. And of course, step-by-step we are delivering this.

Ueli Hoch

Okay, okay.

Stefan Borgas

Absolutely, this is completely valid.

Ueli Hoch

Okay. Thanks.

Stefan Borgas

But, in the strategy we are talking about five to seven years, you know, so - and not 2013, so…

Ueli Hoch

Okay.

Stefan Borgas

So, this is - it’s a different scope.

Ueli Hoch

Okay. Thanks.

Stefan Borgas

You’re welcome.

Operator

Once again, as a reminder, please press * and 1 for your questions. We now have a follow-up question from Mr. Goran Mijuk. Please go ahead, Sir.

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Lonza Group AG July 27th, 2011 - 7:30 a.m. C.E.T.

Goran Mijuk

Yeah. Just one follow-up on take - potential takeovers looking ahead, I think, with the Arch takeover, you will have - you will need some time for this - is been, yeah, fully consolidated. But in the meantime, are you - what -- kind of takeovers are you looking at since -- your Five Year Plan suggests you want to spread your geographic region to new markets, like especially Brazil, Russia et cetera. So, maybe -- just some -- couple of words on this?

Stefan Borgas

Yes. We will not make any major acquisitions in the next three years, because we will focus of course, on balance sheet consolidation. But we have in our plans still space to do mid-size acquisitions in the same quantity that we’ve done in the past, two, three per year in the various businesses and we will of course, focus on technology acquisitions (not audible) we have in the past they are - they tend to be rather small. You know, 5, 10 million and we will continue to look at portfolio completions in the Nutrition Business and we will look at also value chain partnerships in the pharma side and also in our Bioscience Business.

Goran Mijuk

Thanks so much.

Stefan Borgas

So, you can expect to see a continuous deal flow, you know, in the small and mid-size (not audible) small and mid-sized deals.

Goran Mijuk

Thanks.

Operator

The final question for today is another follow-up from Katie Reid of Reuters. Please go ahead.

Katie Reid

Hi. Just briefly again on Swiss Franc. Do you have any plans to move any manufacturing or any parts of your business abroad?

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Lonza Group AG July 27th, 2011 - 7:30 a.m. C.E.T.

Stefan Borgas

We have no specific project on this, but it is one of the options we are evaluating of course, in this entire project to strengthen the Swiss platform. So, this is not to be excluded, especially on the more commoditized productions, that can happen.

Katie Reid

Okay. Thank you very much.

Stefan Borgas

All right if there are no more questions, then thank you very much this morning for dialing in, and we will speak to some of you during the Press Meeting at 10.30 and to most others during the Analysts Conference at 2.30 this afternoon, where we will go into much more details in all of the three topics. Let me just briefly summarize the key messages of the Half-Year.

We are quite pleased that our business continues to grow, and that it is resilient, especially to this currency effect. We have revenue and profit increase of almost 5% in constant currencies, we have good, solid, stable EBITDA margins, we have a strong headwind from the strong Swiss Franc at - that makes up about 44 million Swiss Francs this semester, and we have very strong cash flow of over 200 million Swiss Francs. Thanks very much for dialing in, talk to you later today. Good-bye.

Operator

Ladies and Gentlemen, the Conference is now over. Thank you for choosing the Chorus Call facility and thank you for participating in the Conference. You may now disconnect your lines. Good-bye.

- END –

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Forward-looking Statements

Forward-looking statements contained herein are qualified in their entirety as there are certain factors that could cause results to differ materially from those anticipated. Any statements contained herein that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should be considered to be forward-looking statements. Statements herein regarding the proposed transaction between Lonza and Arch Chemicals, the expected timetable for completing the transaction, the potential benefits of the transaction, and any other statements about management’s future expectations, beliefs, goals, plans or prospects also constitute forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainty. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the timing and strength of new product offerings; pricing strategies of competitors; the company’s ability to continue to receive adequate products from its vendors on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs; uncertainties as to the timing of the tender offer and merger; uncertainties as to how many shareholders will tender their stock in the offer; the possibility that various closing conditions for the transaction may not be satisfied or waived; and the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, and other business partners; and changes in the political, social and regulatory framework in which the company operates, or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis. Except as otherwise required by law, Lonza disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after this communication was made.

Additional Information

This communication is for informational purposes only and is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Arch Chemicals. LG Acquisition Corp., Lonza’s indirect wholly owned subsidiary, has filed a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission, and Arch Chemicals has filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Investors and Arch Chemicals shareholders are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal and the related tender offer documents) and the related solicitation/recommendation statement, as well as any amendments thereto and other relevant documents filed with the SEC when they become available, because they will contain important information. Investors and Arch Chemicals shareholders may obtain a free copy of the tender offer statement, the solicitation/recommendation statement and other documents (when available) filed with the SEC at the SEC’s website at www.sec.gov. The tender offer statement and other documents that LG Acquisition Corp. files with the SEC may also be obtained free of charge by directing a request by mail to MacKenzie Partners, Inc. at 105 Madison Avenue, New York, New York 10016, by calling toll-free at +1 800 322 2885 or by email to tenderoffer@mackenziepartners.com.